UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of September 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated September 4, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:September 4, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report - August 2018

Mumbai, September 4, 2018 : Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for August 2018

Category	Vehicle Model	Production		Domestic Sales		Exports
		AUG 2017	AUG 2018	AUG 2017	AUG 2018	AUG 2017	AUG 2018
Micro	NANO	215	9	180	10	0	0
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT, TIAGO, TIGOR	11588	12528	11282	12014	93	88
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	847	4790	707	5122	4	149
UV2	SAFARI, SUMO GRANDE, MOVUS	380	508	456	515	0	12
UV3	ARIA, HEXA	1407	859	1715	759	1	1
V1	VENTURE	0	0	0	0	0	0
V2	ACE MAGIC, MAGIC IRIS	812	2087	1921	1903	0	40
N1- A1	ACE, ACE EX, ACE Zip	7982	13275	7735	13476	519	813
N1- A2	Super ACE, TATA207, XENON, Winger DV	4802	4875	4946	3950	822	726
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	113	508	151	372	8	14
M2- A2	Winger 14 seats, SFC407, CityRide	268	222	175	248	60	41
N2- A1	SFC407, LPT407	904	1057	1716	2116	192	175
N2- A2	SFC709, LPT709	1114	1356	479	509	88	161
N2- A3	LPT9109	736	1184	534	1442	105	337
N2- A4	LPT1109	464	1011	1152	1193	77	443
M3- A2	LP709, SFC410, LP410	407	303	620	771	141	74
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	365	142	592	522	79	121
M3- C2	LPO1512, LPO1612, Starbus, Divo	674	487	619	642	142	244
N3- A1	LPT1613, LPK1616, SK1613	3055	4512	1600	1567	581	1374
N3- B1(a)	LPT2518, LPK2518	1918	3530	2235	3448	129	488
N3- B1(b)	LPT3118	4371	5537	4086	4750	0	48
N3- B2(b)	LPS3518. LPS3015, LPS3516	125	440	1441	436	27	44
N3-B2(d)	LPS4018, LPS4023	1361	1096	1252	1222	4	56
N3- B2(e)	LPS4928	1438	1296	312	1292	10	29

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.